Exhibit 99.1

Michael Kors Holdings Limited Announces Second Quarter Fiscal 2013 Results

Total Revenue Increased 74%; Comparable Store Sales Increased 45.1%

Reported Diluted EPS Increased 123% to $0.49

Hong Kong —November 13, 2012 — Michael Kors Holdings Limited (NYSE:KORS) (the “Company”), a global luxury lifestyle brand with a multi-channel strategy, unique design and strong infrastructure, today announced its financial results for the second quarter ended September 29, 2012.

John D. Idol, the Company’s Chairman and Chief Executive Officer, said, “We were pleased to have delivered record results in the second quarter. Our performance is a reflection of Michael Kors’ brand strength, innovative fashion design and the successful execution of our growth strategies. We are excited to see the growing global recognition and appeal for the Michael Kors luxury brand.”

For the second quarter ended September 29, 2012:

•	Total revenue increased 74% to $532.9 million from $305.5 million in the second quarter of fiscal 2012.

•

Retail net sales increased 82% to $242.3 million driven by a 45.1% increase in comparable store sales and 66 new store openings since the end of the second quarter last year. Wholesale net sales increased 75% to $270.8 million and licensing revenue increased 13% to $19.9 million.

•	Gross profit increased 80% to $315.9 million, and as a percentage of total revenue increased to 59.3% compared to 57.3% in the second quarter of fiscal 2012.

•

Income from operations was $157.9 million and as a percentage of total revenue was 29.6%. For the second quarter of fiscal 2012, income from operations was $59.3 million and included a $10.7 million charge related to the employee share option redemption associated with our private placement. Excluding this amount, income from operations was $70.0 million, or 22.9% as a percentage of total revenue.

•

Net income was $97.8 million, or $0.49 per diluted share, based on 200.2 million weighted average diluted shares outstanding. Net income for the second quarter of fiscal 2012 was $40.6 million, or $0.22 per diluted share, based on 187.6 million weighted average diluted shares outstanding. Excluding the aforementioned charge, net income for the second quarter of fiscal 2012 was $47.5 million, or $0.25 per diluted share.

•

At September 29, 2012, the Company operated 269 retail stores, including concessions, compared to 203 retail stores, including concessions, at the end of the same prior-year period. The Company had 80 additional retail stores, including concessions, operated through licensing partners. Including licensed locations, there were 349 Michael Kors stores worldwide at the end of the second quarter.

Mr. Idol continued, “Michael Kors delivered another outstanding quarter with exceptional sales growth across our business segments and geographies. Our North America comparable store sales growth of 45.1% demonstrates the strong demand for Michael Kors products as we continue to offer a compelling assortment of luxury merchandise and exceptional service in a jet set store environment. The net sales growth of 76% in our North America wholesale segment reflects the continued successful conversion to shop-in-shops in department stores as well as exceptional comparable store sales. We continue to gain brand acceptance in Europe as evidenced by the 97% sales growth we achieved in this region. Finally, in our licensing segment, we achieved 13% growth, which was driven primarily by ongoing strength in watches. We remain very excited about the long term growth prospects for our company as a global luxury lifestyle brand.”

For the first six months ended September 29, 2012:

•	Total revenue for the first six months increased 73% to $947.8 million from $548.7 million in the same period of fiscal 2012.

•

Retail net sales increased 79% to $457.3 million driven by a 41.3% increase in comparable store sales and 66 new store openings since the end of the second quarter last year. Wholesale net sales increased 71% to $453.2 million and licensing revenue increased 31% to $37.4 million.

•	Gross profit for the first six months increased 82% to $566.9 million, and as a percentage of total revenue increased to 59.8% as compared to 56.9% in the same period of fiscal 2012.

•

Income from operations for the first six months was $269.9 million and as a percentage of total revenue was 28.5%. For the same period of fiscal 2012, income from operations was $104.3 million and included a $10.7 million charge related to the employee share option redemption associated with our private placement. Excluding this amount, income from operations was $114.9 million, or 21.0% as a percentage of total revenue in fiscal 2012.

•

Net income for the first six months was $166.5 million, or $0.83 per diluted share, based on 199.8 million weighted average diluted shares outstanding. Net income for the first six months of fiscal 2012 was $64.7 million, or $0.35 per diluted share, based on 183.4 million weighted average diluted shares outstanding. Excluding the aforementioned charge, net income for the first six months of fiscal 2012 was $71.3 million, or $0.39 per diluted share.

Outlook

For the third quarter of fiscal 2013, the Company expects total revenue to be in the range of $525 million to $535 million. This assumes a mid-twenty percent comparable store sales increase. Diluted earnings per share are expected to be in the range of $0.37 to $0.39 for the third quarter of fiscal 2013. This assumes 202 million diluted weighted average shares outstanding and a 38% tax rate.

For fiscal 2013, the Company now expects total revenue to be in the range of $1.86 billion to $1.96 billion. This assumes a comparable store sales increase of approximately 30%. Diluted earnings per share are now expected to be in the range of $1.48 to $1.50 for fiscal 2013. This assumes 201.2 million diluted weighted average shares outstanding and a 38% tax rate.

Conference Call Information

A conference call to discuss second quarter results is scheduled for today, November 13, 2012 at 8:00 a.m. EDT. A replay of the call will be available today at 11:00 a.m. EDT; to access the replay, dial 1-877-870-5176 for domestic callers or dial 1-858-384-5517 for international callers and enter access code 3420252. The conference call will also be webcast live in the investor relations section of www.michaelkors.com. The webcast will be accessible on the website for approximately 90 days after the call.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1 , as amended(File No. 333-183778), filed on September 21, 2012 with the U.S. Securities and Exchange Commission.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com

SCHEDULE 1

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Net sales	$513,065	$287,925	$910,435	$520,207
Licensing revenue	19,870	17,607	37,365	28,451

Total revenue	532,935	305,532	947,800	548,658
Cost of goods sold	217,035	130,432	380,900	236,589

Gross profit	315,900	175,100	566,900	312,069
Total operating expenses	157,972	115,822	297,029	207,815

Income from operations	157,928	59,278	269,871	104,254
Interest expense, net	555	(11)	990	660
Foreign currency gain	(275)	(3,236)	(650)	(1,729)

Income before provision for income taxes	157,648	62,525	269,531	105,323
Provision for income taxes	59,820	21,919	103,058	40,602

Net income	97,828	40,606	166,473	64,721
Net income applicable to preference shareholders	—	8,975	—	14,173

Net income available for ordinary shareholders	$97,828	$31,631	$166,473	$50,548

Weighted average ordinary shares outstanding:
Basic	194,323,935	146,555,601	193,557,194	143,554,974
Diluted	200,192,291	187,580,153	199,791,708	183,378,696

Net income per ordinary share (1):
Basic	$0.50	$0.22	$0.86	$0.35
Diluted	$0.49	$0.22	$0.83	$0.35

Statements of Comprehensive Income:
Net income	$97,828	$40,606	$166,473	$64,721
Foreign currency translation adjustments	4,744	(7,633)	1,466	(5,654)

Comprehensive income	$102,572	$32,973	$167,939	$59,067

(1)

The calculation for basic earnings per ordinary share is based on net income available for ordinary shareholders divided by basic ordinary shares. The calculation for diluted earnings per share is based on net income divided by diluted shares.

SCHEDULE 2

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	September 29, 2012	March 31, 2012	October 1, 2011
Assets
Current assets
Cash and cash equivalents	$312,244	$106,354	$19,300
Receivables, net	185,700	127,226	104,104
Inventories	278,368	187,413	146,744
Deferred tax assets	11,833	11,145	8,795
Prepaid expenses and other current assets	99,163	31,925	26,449

Total current assets	887,308	464,063	305,392
Property and equipment, net	194,114	170,755	134,746
Intangible assets, net	13,533	14,146	14,969
Goodwill	14,005	14,005	14,005
Deferred tax assets	3,158	3,952	3,918
Other assets	7,366	7,504	6,186

Total assets	$1,119,484	$674,425	$479,216

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$11,616	$22,674	$16,218
Accounts payable	87,410	67,326	66,179
Accrued payroll and payroll related expenses	141,981	33,710	16,066
Accrued income taxes	3,801	8,199	4,653
Accrued expenses and other current liabilities	32,281	33,097	20,476

Total current liabilities	277,089	165,006	123,592
Deferred rent	49,583	43,292	37,539
Deferred tax liabilities	8,872	6,300	11,352
Other long-term liabilities	5,962	3,590	4,440

Total liabilities	341,506	218,188	176,923
Shareholders’ equity
Convertible preference shares, no par value; no shares authorized, issued and outstanding at September 29, 2012 and March 31, 2012 and 10,856,853 shares authorized, issued and outstanding at October 1, 2011.	—	—	—
Ordinary shares, no par value; 650,000,000 shares authorized, and 199,746,220 shares issued and outstanding at September 29, 2012 and 192,731,390 shares issued and outstanding at March 31, 2012 and 147,134,033 shares issued and outstanding at October 1, 2011.	—	—	—
Additional paid-in capital	382,123	228,321	157,906
Accumulated other comprehensive gain (loss)	731	(735)	(1,621)
Retained earnings	395,124	228,651	146,008

Total shareholders’ equity	777,978	456,237	302,293

Total liabilities and shareholders’ equity	$1,119,484	$674,425	$479,216

SCHEDULE 3

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION FOR NON-GAAP MEASURES– CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

(Unaudited)

Reconciliation of income from operations, as reported, to income from operations, as adjusted

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Income from operations, as reported	$157,928	$59,278	$269,871	$104,254
Add back adjustments for one time charges:
Employee share option redemption - private placement	—	10,690	—	10,690

Income from operations, as adjusted	$157,928	$69,968	$269,871	$114,944

Reconciliation of net income, as reported, to net income, as adjusted

	Three Months Ended		Six Months Ended
	September 29, 2011	October 1, 2012	September 29, 2012	October 1, 2011
Net income, as reported	$97,828	$40,606	$166,473	$64,721
Add back adjustments for one time charges:
Employee share option redemption - private placement	—	10,690	—	10,690
Less tax benefit on above	—	(3,748)	—	(4,121)

Net income, as adjusted	$97,828	$47,548	$166,473	$71,290

Weighted average ordinary shares outstanding:
Diluted	200,192,291	187,580,153	199,791,708	183,378,696
Net income per ordinary share, as adjusted:
Diluted	$0.49	$0.25	$0.83	$0.39

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), the Company provides non-GAAP operating results that exclude certain charges or credits such as transaction expenses related to the Company's IPO, Stock option expense and other offering fees. These amounts are not in accordance with, or an alternative to, GAAP. The Company's management believes that these measures provide investors with transparency by helping illustrate the underlying financial and business trends relating to the Company's results of operations and financial condition and comparability between current and prior periods. Management uses the measures to establish and monitor budgets and operational goals and to evaluate the performance of the Company.

SCHEDULE 4

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT DATA

(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Revenue by Region:
North America (U.S. and Canada)	$471,424	$274,701	$848,573	$500,469
Europe	56,651	28,709	90,038	44,573
Other Regions	4,860	2,122	9,189	3,616

Total Revenue:	$532,935	$305,532	$947,800	$548,658

Revenue by Segment:
Net sales: Retail	$242,280	$133,431	$457,284	$255,775
Wholesale	270,785	154,494	453,151	264,432
Licensing	19,870	17,607	37,365	28,451

Total Revenue:	$532,935	$305,532	$947,800	$548,658

Income from Operations:
Retail	$68,436	$25,625	$128,315	$53,547
Wholesale	77,399	21,511	118,117	32,379
Licensing	12,093	12,142	23,439	18,328

Total Income from Operations	$157,928	$59,278	$269,871	$104,254

Income from Operations, as adjusted*:
Retail	$68,436	$28,381	$128,315	$56,303
Wholesale	77,399	28,707	118,117	39,575
Licensing	12,093	12,880	23,439	19,066

Total Income from Operations, as adjusted	$157,928	$69,968	$269,871	$114,944

*	Adjusted results reflect one-time items shown in Schedule 3.